Mount Lucas Management Corporation	Toll Free: 800-545-0071
47 Hulfish Street, Suite 510	Phone: 609-924-8868
Princeton, NJ 08542	Facsimile: 609-683-1523

www.mtlucas.com

January 31, 2008

Kevin Woody
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street , N.E.
Washington, D.C 20549

Re:       MLM Index Fund (the "Fund") December 2006 10-K Filing Comments

Dear Mr. Woody:

We are in receipt of your letter dated January 30, 2008 regarding comments by the Division of Corporate Finance to the Fund's December 31, 2006 10-K/A (the "Amended 10-K"), which was filed on January 25, 2008.  Please accept this letter as our formal response to the Division's comments. The paragraph below corresponds to those presented in your January 30, 2008 letter.

1.
Exhibits 31.1 and 31.2:   The Amended 10-K Filing contained a modification in paragraph 4(d) to required language within the certifications of Timothy Rudderow as President and James Mehling as Vice President and Chief Operating Officer.  We will refrain from making stylistic modifications to certification language in future filings.

We appreciate these matters being brought to our attention. We will make every effort to avoid the necessity of future comments.

Very truly yours,

/s/ James A. Mehling
James Mehling, Vice President
Mount Lucas Management Corporation
Manager – MLM Index Fund

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